EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
SIX MONTHS ENDED SEPTEMBER 30, 2011

GENERAL

This discussion and analysis of the financial position and results of operations is intended to supplement the unaudited interim condensed consolidated financial statements of Eurasian Minerals Inc. (the “Company” or “Eurasian”) for the six months ended September 30, 2011 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company adopted IFRS on April 1, 2011 with a transition date of April 1, 2010. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “cGAAP”) to IFRS is set out in note 14 to the interim condensed consolidated financial statements.

The MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2011 prepared in accordance with Canadian GAAP, and the related MD&A with reference to the reconciliation referred to above. All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted. This MD&A has been prepared as of November 27, 2011. Financial statements and additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com or on the Company’s website www.eurasianminerals.com.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) is a Vancouver-based mineral exploration company engaged in the acquisition and exploration of precious and base metals properties. The Company conducts exploration on properties located primarily in Turkey, Haiti, the Kyrgyz Republic, Europe, Southwest United States, and the Asia Pacific region. Eurasian Capital, the Company’s royalty and merchant banking division of EMX focuses on building a portfolio of revenue-generating royalties to complement EMX's prospect generation business model. Eurasian is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol EMX.

COMPANY HIGHLIGHTS

Current quarter highlights (including subsequent events up to November 27, 2011) included:

  The Company incurred $2,736,112 in expenditures on its exploration portfolio, and recovered $1,113,336 pursuant to its joint venture agreements.

  The Company incurred a net loss for the quarter of $4,257,189 compared to a net loss of $1,706,861 in the previous comparative quarter due to increased exploration expenditures and share-based compensation expense.

  The Haiti joint venture with Newmont Ventures Limited ("Newmont"), a wholly owned subsidiary of Newmont Mining Corporation, completed the evaluation of EMX's 27 existing Prospecting Permits, and submitted technical reports and research permit applications as required by Haitian mining law. This work also resulted in the granting of 19 new Prospecting Permits covering favorable exploration ground.

  The EMX-Newmont JV commenced a drill program during October to test the porphyry copper potential at the Grand Bois property in northern Haiti.

  The Copper Basin porphyry copper-molybdenum property in Arizona was advanced to Designated Project status by partner Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A. Vale can earn an initial 60% interest in the project by spending US$4.5M in exploration over a four year period.

  The 2011 drilling campaign at the Akarca project in Turkey concluded in July, with final assays reported in an EMX news release dated September 1, 2011. The drill results included discovery holes at the Sarikaya and Percem Tepe prospects, and also further expanded gold-silver zones within the Arap Tepe and Central Target areas.

  An additional exploration license was granted at the Koonenberry project in Australia, bringing EMX’s total to fourteen contiguous exploration licenses covering over 2,360 square kilometers along the Koonenberry gold belt.

EXPLORATION REVIEW

There were several accomplishments during the current quarter including: conclusion of a successful drill campaign at the Akarca JV property in Turkey, identification of new exploration targets and the granting of additional Prospecting Permits in Haiti, and advancement of the Copper Basin porphyry property in Arizona to Designated Project status by partner Vale Exploration Canada Inc. In addition, a new exploration license hosting bedrock gold mineralization was granted at the Koonenberry project in Australia, new zones of vein-hosted gold mineralization were sampled at the Gezart license in the Kyrgyz Republic, and ongoing exploration work advanced the programs in Sweden.

EMX has interests in, directly and through JV’s and royalties, over 140 properties globally. As a measure of the Company’s successful execution of the prospect generation business model, more than 70 of these properties are funded wholly, or with substantial contributions, from partner companies. As properties in the current portfolio are advanced, EMX continues to evaluate new early stage opportunities worldwide to fill the exploration pipeline.

TURKEY

EMX’s exploration portfolio in Turkey consists of 17 licenses that are principally located in the Western Anatolia and the Eastern Pontides mineral belts. The properties include bulk tonnage gold, epithermal precious metal, bedded copper-silver, and porphyry copper targets. Activities during the reporting period include the conclusion of the diamond drilling program at the Akarca gold-silver JV project, initiation of drill testing at the Elmali JV project, and reconnaissance field checking of generative exploration targets. At the Balya royalty property, Dedeman continued intersecting lead-zinc-silver mineralization and expanding known zones of mineralization with their ongoing drill program.

Akarca
The Akarca joint venture project, located in Turkey’s western Anatolia region, is characterized by multiple prospects and ongoing discoveries of gold-silver mineralization over a combined area of more than twelve square kilometers. Near-surface, oxide gold-silver mineralization is hosted within broad structural zones, and occurs as high-grade veins within lower grade, bulk tonnage targets. EMX is exploring the Akarca property in a JV with a wholly owned subsidiary of Cen terra Gold Inc (“Centerra”).

This year's nineteen hole core drilling campaign concluded in July, with final assays reported in an EMX news release dated September 1, 2011. The drill results included discovery holes at the Sarikaya and Percem Tepe prospects, and further expanded gold-silver zones within the Arap Tepe and Central Target areas.

  Sarikaya Tepe, located west of the Central Target area, is a 2010 EMX discovery defined as a broad, 700 by 75 meter zone of gold-silver mineralization, quartz veining and silicification, and IP- resistivity anomalies. Three 2011 core holes delineated approximately 200 meters of strike length at a drill spacing of 75-100 meters, and include a near surface intercept of 14.2 meters (8.5-11.4m true width) averaging 4.61g/t gold, and a deeper zone with an intercept of 67.9 meters (40.7-54.3m true width) averaging 1.35 g/t gold and 16.08 g/t silver.

  The Percem Tepe prospect, also discovered in 2010, was initially delineated as an 800-meter long trend of oxide mineralization from surface exposed gold-silver zones, as well as concealed targets identified by IP-resistivity anomalies. The 2011 drilling consisted of four holes that intersected two sub-parallel zones located approximately 650 meters from each other along a northeast trend. Drill intercepts include 102.2 meters (66 – 86m true width) averaging 0.57 g/t gold and 5.50 g/t silver.

  Arap Tepe is a three by two kilometer, northwest trending corridor of oxide gold-silver mineralization, quartz veining, and IP-resistivity anomalies located approximately three kilometers east of the Central Target area. This year's program followed-up on encouraging 2010 drill results, as well as testing other targets in the area. The intercepts from 2011 include 55 meters (43m true width) averaging 0.67 g/t gold and 2.44 g/t silver.

  The Fula Tepe and Kucukhugla Tepe prospects occur in the 2.1 by 2.2 kilometer Central Target area, along with the Hugla Tepe zone. At Fula Tepe, three holes drilled this year broadened the zone, and together with previous drilling delineate a 350 by 140 meter oxide gold-silver zone within an overall 900 by 200 meter target corridor. Recent drill intercepts include 15.4 meters (10m true width) averaging 1.96 g/t gold and 15.95 g/t silver. Three new holes at Kucukhugla Tepe filled in the zone along strike, and combined with earlier drilling define a broad, 100 meter wide corridor of mineralization. Drill intercepts include 36.5 meters (24-31m true width) averaging 0.51 g/t gold and 45.76 g/t silver, with a higher grade sub-interval of 2 meters averaging 1.99 g/t gold and 536.62 g/t silver.

Akarca's multiple gold-silver zones and exploration targets occur within a district-scale mineralized system, and have undergone only limited exploration to this point. The JV is now re-directing efforts to surface sampling and reconnaissance exploration activities to identify additional drill targets and new zones of gold-silver mineralization.

Balya
The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX retains a 4% net smelter royalty at Balya, which was sold to property owner and operator, Dedeman Madencilik San ve Tic. A.S. ("Dedeman") in 2006. Dedeman's ongoing program is focused on further extending and in-fill drilling the Hastanetepe zone. Recent results (see EMX news release dated August 11, 2011) include an intercept of 11.1 meters averaging 7.82% lead, 5.92% zinc, and 419.74 g/t silver. Dedeman has completed 43 holes totaling 8,441 meters so far this year, and continues to develop the property’s potential as a small scale underground mining operation.

Other Properties in Turkey
Centerra approved four core holes to test the “silica cap” and “contact zone” gold targets at the Elmali JV project. One rig has been mobilized to the project, and drilling commenced at the silica cap target. The other three holes will test the contact zone target (i.e., the contact between rhyolitic tuff units and limestone basement rocks).

The Sisorta JV project, located in the Eastern Pontides mineral belt, is a bulk tonnage, high sulfidation gold deposit with a NI 43-101 mineral gold resource and porphyry copper exploration potential at depth. EMX and JV partner Chesser are advancing discussions with a number of groups interested in developing the property. Elsewhere in the portfolio, properties such as the Trab-23 gold, Golcuk copper-silver, and Alankoy copper-gold projects have received interest from potential JV partners.

HAITI

The programs in Haiti are all covered as Designated Projects ("DP") fully funded and managed by EMX's joint venture partner Newmont Ventures Limited ("Newmont"), a wholly owned subsidiary of Newmont Mining Corporation. The JV completed the systematic evaluation of EMX's 27 existing Prospecting Permits during the last quarter, and submitted technical reports and research permit applications as required by Haitian mining law. This work also resulted in the granting of 19 new Prospecting Permits covering favorable exploration ground. The EMX-Newmont JV's portfolio now covers over 130 kilometers of strike length along northern Haiti's Massif du Nord mineral belt, and includes properties with historic gold and copper resources in addition to multiple early-stage gold and copper discoveries.

The JV’s work up through the current quarter includes reconnaissance to prospect scale geologic mapping, geochemical sampling, and geophysical survey programs. These integrated work programs identified several new prospects, many with district-scale exploration potential, that include porphyry copper-gold, copper-gold skarn, shear zone hosted gold, intrusion related gold-silver, and base metal vein systems. Further, additional work at the Grand Bois project confirmed the property’s upside porphyry copper exploration potential and identified targets that are currently being drill tested. A status summary of the exploration programs was given in an EMX news release dated November 1, 2011, and is also outlined below.

North Central Haiti Designated Project
Two new gold mineralized areas were discovered in the North Central Haiti DP based on reconnaissance BLEG (Bulk Leach Extractable Gold) sampling. One of the BLEG gold anomalies consists of eight contiguous stream drainages covering more than 20 square kilometers. Field follow-up of the anomaly identified an area of silicified structures with rock samples assaying between 0.78 and 9.00 g/t gold from a 200 meter trend of quartz veining. The second BLEG anomaly covers a two kilometer long, northwest trending regional shear zone where 20 out of 43 rock samples from float and outcrop assayed between 0.39 and 55.60 g/t gold. Additional mapping and sampling is underway in both target areas.

Northwest Haiti Designated Project (includes Vert de Gris prospect)
The Vert de Gris project in the Northwest Haiti DP is a porphyry copper-gold-silver-molybdenum deposit with drill-ready targets defined within a 1.0 by 1.5 kilometer copper-in-soil anomaly of greater than 0.1% copper. More recent work approximately 45 kilometers southeast of Vert de Gris identified multiple copper-gold prospects within a 14 kilometer long, northwest trending corridor of skarn-related alteration and mineralization.

Grand Bois Designated Project
Recent work at the Grand Bois deposit suggests that near-surface, oxide gold mineralization may be spatially related to a porphyry copper-gold system. Previous drilling by the JV in 2009-2010 at Grand Bois and surrounding target areas established the potential to develop a bulk mineable oxide gold resource, and identified the upside copper exploration potential. A drill program to test the copper mineralized zones identified by previous work commenced in October.

La Mine Designated Project
The JV identified several drill-ready targets within the La Mine DP from earlier work, including three high-grade, copper-silver-gold prospects named Champagne, Chardonnay, and Bordeaux, that occur within a north-northwest trending structural corridor. These prospects, as well as multiple high-grade copper-silver rock samples (i.e., 1-10% Cu and 30-100 g/t Ag) collected from veins and mineralized structures, occur over an 18 square kilometer area.

La Miel Designated Project
The JV previously outlined drill-ready targets at the La Miel DP's Savane La Place prospect. These targets occur within a 15 square kilometer area of strong epithermal alteration and gold mineralization that includes trench sample results of 243 meters averaging 1.71 g/t gold.

Northeast Haiti Designated Project
Exploration work by the JV focused on reconnaissance mapping and BLEG sampling, and the results of these assessments identified several gold and copper anomalies and prospects for follow-up.

EMX is currently integrating and interpreting the Designated Project exploration results from the comprehensive work programs summarized above. Several drill-ready projects in the portfolio await the finalization of Mining Convention agreements with the government of Haiti, and these include the Vert de Gris porphyry copper prospect, multiple prospects at the La Mine Designated Project, and the Savanne La Place epithermal gold prospect within the La Miel Designated Project.

Advanced negotiations were well underway with the previous government of Haiti on the terms for a Mining Convention agreement prior to the Presidential election earlier this year. Newmont and EMX have initiated discussions with the new government to complete the approval process as soon as possible. As noted above, when finalized, the Mining Convention will allow the JV to evaluate priority targets with drilling, and ultimately develop projects all the way through the mining exploitation and final closure stages.

AUSTRALIA - ASIA-PACIFIC

The Australia-Asia Pacific business continued to focus on advancing the Koonenberry gold project, located in New South Wales, Australia. EMX acquired an additional exploration license and continued to identify outcrop exposures of gold in bedrock that, along with the substantial quantity of gold already found in overburden materials and stream sediments, further highlights the exploration potential of the property. The new license increases the Koonenberry property package to fourteen contiguous exploration licenses either 100% owned or effectively controlled by EMX. These licenses cover over 2,360 square kilometers of prospective ground that hosts gold occurrences and exploration targets along the 100 kilometer long Koonenberry gold belt.

EMX’s reconnaissance mapping and sampling on the property has yielded rock-chip samples from quartz-sulfide veins in mineralized bedrock (including occurrences of visible gold) that include 8.71 g/t, 4.07 g/t, 1.13 g/t, and 0.56 g/t gold (see EMX news release dated October 6, 2011). These bedrock samples occur in the central portion of the property, as well as in the new license area. The central property area is also characterized by two 50 square kilometer gold in stream sediment anomalies identified from BLEG analyses. The majority of the property's prospective ground remains unexplored.

The distribution of known gold occurrences and stream sediment gold anomalies are coincident with prominent regional structural features that the Company's geologists identified from EMX's high resolution airborne geophysical survey completed earlier this year. Analysis and interpretation of these data show numerous antiforms and related structural features that are remarkably similar to the orogenic deposits of the Victorian Goldfields, also located in southeastern Australia. The Victorian Goldfields have produced more than 2,500 metric tonnes of gold (i.e., 80 million troy ounces). The Company has received interest from a number of companies in forming a partnership to explore Koonenberry.

EUROPE

EMX’s Swedish subsidiary was granted seven new exploration permits during the reporting period, bringing the property portfolio total to over 800 square kilometers of prospective ground. These exploration permits host a variety of porphyry copper and Iron-Oxide-Copper-Gold (IOCG) exploration targets, in addition to known areas of copper, gold, and platinum group element (PGE)-enriched styles of mineralization. EMX continued to concentrate on programs covered under the Strategic Alliance and Earn-In Agreement with Antofagasta Minerals S.A. (“Antofagasta” or “AMSA”), including the Kiruna South Designated Project (“DP”) and regional exploration in Sweden.

Kiruna South Designated Project
The Kiruna South DP work programs shifted to the Saivo and Vuotnavarre prospects during the reporting period. At Saivo, helicopter-supported fieldwork was undertaken in an area of copper anomalism identified by LKAB (the state owned mining company) in the 1970’s. Reconnaissance rock and soil sampling was completed, and copper mineralized boulders were observed near the location that was a focus of LKAB’s work. Geological mapping and sampling in the Vuotnavaara area identified chalcopyrite (copper) mineralization in granites and metavolcanics, as well as copper-in-till geochemical anomalies. A follow-up exploration program is planned.

EMX-AMSA Regional Exploration
EMX’s work under the AMSA regional alliance resulted in the acquisition of six new exploration permits. Field reviews were conducted, and data compilations are in progress for a number of prospects, including Mattavaara, Sadjem, Iekelvares, and Norrmyran.

EMX Regional Exploration
EMX was granted an additional exploration permit at the Storåsen copper-gold-PGE property in central Sweden. The Storåsen property is 100% EMX controlled, and outside of the JV with Antofagasta.

NORTH AMERICA

EMX continued to advance the property and royalty portfolio in North America through its wholly-owned subsidiary Bronco Creek Exploration (“BCE”). The BCE portfolio consists of 21 properties and covers more than 345 square kilometers of prospective ground. The portfolio consist of thirteen copper porphyry & related targets and eight gold properties located in the states of Arizona, Nevada, & Wyoming.

Vale Alliance
Much of the work conducted during the quarter was covered under the Regional Acquisition Agreement with Vale Exploration Canada Inc. that is focused on identifying and developing copper projects in the western United States. For selected Designated Projects (“DP”) Vale can earn an initial 60% interest by spending US$4.5M in exploration over a four year period. The Mesa Well copper property, located in southeastern Arizona, was the first Designated Project selected by Vale. Initial drill testing commenced in September, with assay results pending. Vale subsequently selected the Copper Basin copper-molybdenum property as the second DP (see EMX news release dated September 28, 2011). Copper Basin, located in central Arizona, has numerous surface shows of copper mineralization, and portions of the property were explored during the porphyry copper exploration boom of the 1960's and 1970's. Fifteen known drill holes were completed during this time-period within a tightly confined, 500 by 1000 meter area with ready access. Most of the holes were shallow (i.e., < 130 meters total depth) and did not reach target depths. Humble Oil and Refining Company drilled five deeper holes, including core hole CB-3 that averaged 0.20% copper and 0.025% molybdenum (reported as 0.042% MoS2) over its entire 940 meter length (1974 unpublished Asarco drill log report). The historic drill results established the presence of a significant porphyry system, and Asarco Inc. used eight of the fifteen drill holes to define a historic resource in the central portion of the property (1974 unpublished company report). The Company has identified several new targets outside of the confined area of historic drill testing that will be a focus of future work and an initial drill program. EMX will be the operator of the project during the early stages of exploration.

Other
Elsewhere, the Company continued with land acquisition, claim maintenance, and field evaluation of properties in the portfolio. This work included IP geophysical surveys at the Red Hills and Middle Mountain projects that are under agreement with Inmet-Geominerals. Freeport-McMoRan continued work on permitting a drill program at the Superior West property through its option agreement with the EMX. Through generative efforts, the Company acquired two new copper projects, Lomitas Negras and San Manuel and one gold project located in Arizona. Land positions were expanded at the Superior West, Bullion Creek, Red Picacho, and Copper Basin properties. Other activites included reconnaissance of generative gold exploration targets in northern Nevada.

KYRGYZ REPUBLIC & CENTRAL ASIA

EMX’s work in the Kyrgyz Republic focused on the Gezart license located in the Southern Tien Shan mineral belt. The Gezart property hosts multiple styles of gold mineralization developed over an extensive area. EMX conducted rock sampling and mapping programs at the Gezart prospect, as well as at a Soviet era prospect named Jumasu. At the Gezart prospect, grab and chip channel samples within a 270 by 300 meter area in the “Central Block” zone confirmed high gold grades along strike of four vein sets that averaged 9.18 g/t gold, with a maximum of 100 g/t gold.

A new zone of quartz-arsenopyrite veins and veinlets was identified in granodiorite during mapping and sampling immediately west of the Gezart prospect. Twenty-eight quartz vein rock samples collected from this new 600 meter wide target area, named “West Gezart”, averaged 4 g/t gold, with a maximum of 29.6 g/t gold.

Reconnaissance mapping and rock sampling at the Jumasu prospect, located off trend and nine kilometers south of the Gezart and Orgatash prospects, returned average grades of 1.47 g/t gold and 55.6 g/t silver. The samples were taken from vein samples hosted in granodiorite and hornfels altered siltstone.

EMX’s Gezart work commitments for 2011 have now been fulfilled. Efforts to sell or form a partnership for the Gezart license are ongoing with multiple parties.

RESULTS OF OPERATIONS

Three months ended September 30, 2011

The net loss for the period was $4,257,189 compared to $1,706,861 for the prior year’s comparative quarter. This loss was made up of $1,622,776 in net exploration expenditures, $2,744,186 in general and administrative expenses, and other income totaling $109,773. Some of the factors of note when comparing the current quarter to the prior year’s comparative quarter are as follows:

  Net exploration expenditures increased by $1,140,712 primarily due to new and increased activities in Sweden, Asia Pacific, and the US.
  Share-based compensation increased by $1,097,368 as the Company’s annual global stock option grant occurred in this quarter, whereas last year’s annual global stock option grant occurred in the quarter ended June 30, 2010.
  Salaries and consulting fees increased by $384,233 to $517,316 due to increased corporate staff levels and consulting costs associated with the Company’s strategic business development and due diligence on new business opportunities.

  The Company had a foreign exchange gain of $208,415 compared to a loss of $19,784 in the prior comparative quarter, as the Company’s US denominated currency benefited from the strengthening of the US dollar in the quarter.

Six months ended September 30, 2011

The net loss for the period was $6,482,367 compared to $4,181,798 for the prior year’s comparative period. This loss was made up of $2,998,418 in net exploration expenditures, $3,739,759 in general and administrative expenses, and other income totaling $255,810. Some of the factors of note when comparing the current six months period to the prior year’s comparative six months period are as follows:

  Net exploration expenditures increased by $1,538,806 primarily due to new and increased activities in Sweden, Asia Pacific, and the US.
  Salaries and consulting fees increased by $222,261 to $838,450 due to increased corporate staff levels and consulting costs associated with the Company’s strategic business development and due diligence on new business opportunities.
  Professional fees increased by $100,849 to $317,739 due to increased legal due diligence costs pertaining to the Company’s business development.
  The Company had a foreign exchange gain of $286,614 compared to a loss of $11,587 in the prior comparative quarter, as the Company’s US denominated currency benefited from the strengthening of the US dollar in the period.
  The Company earned $245,586 in interest income compared to $66,751 in the prior comparative period due the significantly larger interest earning treasury.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at September 30, 2011 was $42,816,239 compared with $48,147,943 at March 31, 2011. The decrease in working capital of $5,331,704 from March 31, 2011 was due primarily to its loss from operations and purchase of equity investments, offset by funds received on exercise of stock options and interest income earned. In Management’s opinion, the Company currently has sufficient working capital to fund its proposed exploration programs and administrative expenditures through and beyond the next twelve months. Presently, the Company has no revenues and obtains its cash requirements through the issuance of shares, its joint venture partners, attracting additional joint venture partners and the sale of available investments and marketable securities in order to finance further property acquisitions and to explore and develop its mineral properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

QUARTERLY INFORMATION

Quarter Ended	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2011
	IFRS	IFRS	IFRS	IFRS

Exploration expenditures	$2,736,112	$2,858,256	$3,189,698	$3,054,611
Exploration recoveries	(1,113,336)	(1,482,614)	(1,469,725)	(1,478,428)
Share-based compensation	1,668,471	191,091	601,867	354,416
Net loss for the period	(4,257,189)	(2,270,923)	(3,049,507)	(2,310,223)
Basic ne tloss per share	(0.08)	(0.05)	(0.08)	(0.06)
Diluted net loss per share	(0.08)	(0.05)	(0.08)	(0.06)

Quarter Ended	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
	IFRS	IFRS	CGAAP	CGAAP

Exploration expenditures	$2,544,253	$2,152,620	$1,430,990	$1,982,527
Exploration recoveries	(2,062,189)	(1,175,072)	(952,897)	(1,175,442)
Share-based compensation	571,103	1,291,898	172,599	13,599
Net loss for the period	(1,706,861)	(2,474,937)	(460,735)	(1,728,520)
Basic net loss per share	(0.04)	(0.07)	(0.02)	(0.06)
Diluted net loss per share	(0.04)	(0.07)	(0.02)	(0.06)

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

For the six months ended September 30, 2011	Salary or Fees	Termination Benefits	Share-based Payments	Total
David M. Cole	$171,119	$-	$417,438	$588,557
President and CEO
M. Stephen Enders	98,254	-	245,763	344,017
Executive Chairman				-
Michael Winn(1)	12,000	-	124,688	136,688
Director				-
Brian Bayley	12,000	-	73,107	85,107
Director				-
George Lim	12,000	-	73,107	85,107
Director				-
Brian Levet	12,000	-	-	12,000
Director				-
Christina Cepeliauskas(1)	-	-	114,109	114,109
Chief Financial Officer				-
Valerie Barlow (1)	-	-	44,976	44,976
Corporate Secretary				-
	$317,373	$-	$1,093,188	$1,410,561

For the six months ended September 30, 2010	Salary or Fees	Termination Benefits	Share-based Payments	Total
David M. Cole	$229,614	$-	$331,880	$561,494
M. Stephen Enders	49,763	-	204,640	254,403
Michael Winn(1)	12,000	-	162,040	174,040
Brian Bayley	12,000	-	89,580	101,580
George Lim	12,000	-	89,580	101,580
Christina Cepeliauskas(1)	-	-	89,580	89,580
Valerie Barlow (1)	-	-	47,628	47,628
	$315,377	$-	$1,014,928	$1,330,305

Related party assets and liabilities	Service or item	30-Sep-11	31-Mar-11

Amounts due to:
	Expense
David M. Cole, President & CEO		$43,091	$24,849
	reimbursement
		$43,091	$24,849

(1) Seabord Services Corp., (“Seabord”) is a management services company controlled by Michael Winn, a director. Seabord provides a chief financial officer, a corporate secretary, accounting staff, administration staff and office space to Eurasian. Christina Cepeliauskas, the Chief Financial Officer and Valerie Barlow, the Corporate Secretary, are employees of Seabord and are not paid directly by Eurasian. During the six months ended September 30, 2011, Seabord charged $199,200 (2010 - $183,288) for the above services.

NEW ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

On January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information the effective transition date for the company is April 1, 2010. The six month period ended September 30, 2011 is within Eurasian’s first fiscal year reporting under IFRS. Notes 2 and 14 to the condensed consolidated interim financial statements provide more detail on the significant Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards and optional exemptions for significant or potentially significant issues that have an impact on the Company’s financial statements on transition to IFRS.

Transitional Effect on Financial Statements

Under Canadian GAAP, the Company recognized future income tax liabilities (the fair value of the asset exceeded its tax basis) and a corresponding increase in book value of the related exploration and evaluation asset for temporary differences arising on the initial recognition of the Bronco Creek Exploration Inc and Phelps Dodge Exploration Sweden AB property interests for transactions which were not considered business combinations. IAS 12 Income Taxes does not permit a deferred tax liability to be recognized upon the recognition of an asset in a transaction which is not a business combination. To conform to IFRS, the Company reversed these previously booked liabilities and their related future income tax recoveries resulting from an increase in the asset tax basis from expenditure incurred.

The following is a comparison of selected financial information under IFRS and Canadian GAAP.

	March 31, 2011		September 30, 2010		April 1, 2010
	IFRS	cGAAP	IFRS	cGAAP	IFRS	cGAAP

Exploration & evaluation assets	6,253,850	9,693,830	7,187,343	10,627,323	6,840,456	10,109,487

Future income tax liabability	-	2,534,458	-	3,283,253	-	3,131,547

Deficit	25,348,498	19,220,730		19,064,003	15,038,932	14,904,448

There was no significant impact on the statement of cash flows.

FUTURE ACCOUNTING CHANGES

On May 12, 2011, the IASB issued the following statements:

i.	IFRS 10 Consolidation (“IFRS 10”) (see further details below)
ii.	IFRS 11 Joint Venture (“IFRS 11”) (see further details below)
iii.	IFRS 12 Disclosures of Involvement with Other Entities (“IFRS 12”) (see further details below)
iv.	IAS 27 Separate Financial Statement (revised 2011) (“IAS 27”), has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements

v.	IAS 28 Investments in Associates and Joint Ventures (revised 2011) (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013. Early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.

IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27’s guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii.

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties’ rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venture by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii.

IFRS 12 sets out the required disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enables users of its financial statements to assess the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011, and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realizable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

RISKS AND UNCERTAINTIES

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Foreign Country and Political Risk

The Company is operating in countries that currently have varied political and economic environments. As such, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the US dollar could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

OUTSTANDING SHARE DATA

At November 27, 2011 the Company had 51,875,118 common shares issued and outstanding. There were also 4,062,867 stock options outstanding with expiry dates ranging from May 10, 2012 to September 9, 2016 and 13,457,629 warrants outstanding with expiry dates ranging from January 29, 2012 to November 8, 2015.